UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

                (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2018
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ELANO PROFIT SHARING PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
41 Farnsworth Street
Boston, MA

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2018 and 2017
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2018 and 2017	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2018 and 2017	5

Notes to Financial Statements	6 - 13

Supplemental Schedules: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2018	14

Schedule H, Line 4a- Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2018	15

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Elano Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Elano Profit Sharing Plan (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
KPMG LLP

We have served as the Plan's auditor since 1985.
Albany, New York
June 26, 2019

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2018 and 2017

	2018	2017
Assets:

Investments at fair value (notes 3 and 4)	$77,692,382	$88,902,699
Notes receivable from participants	650,213	709,230
Accrued dividends and interest	7,301	57,987

Net assets available for plan benefits	$78,349,896	$89,669,916

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2018 and 2017

	2018	2017
Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(8,512,493)	$2,763,105
Dividend and interest income	1,663,303	2,134,616
	(6,849,190)	4,897,721

Interest on notes receivable from participants	19,839	30,195

Employer contributions	—	32,814

Total additions (reductions)	(6,829,351)	4,960,730

Deductions from net assets attributed to:
Benefits paid to participants	846,763	1,013,573
Employee rollovers into other qualified plans	3,628,542	7,190,794
Expenses and loan fees	15,364	5,935
Total deductions	4,490,669	8,210,302

Net decrease	(11,320,020)	(3,249,572)

Net assets available for plan benefits at:
Beginning of year	89,669,916	92,919,488
End of year	$78,349,896	$89,669,916

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Description of the Plan
The Elano Profit Sharing Plan (the “Plan”) is a defined contribution plan sponsored by the Elano Division of Unison Industries, LLC (the “Company”), an affiliate of General Electric Company (“GE”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective January 1, 2016, Company employees became active participants in the GE Retirement Savings Plan, and participation in this Plan was closed.
Ascensus Trust Company (the “Trustee”) is the Plan’s custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. (“Ascensus”) is the recordkeeper for the Plan.
The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description (“SPD”) and other material distributed to participants.
Employee Contributions and Investment Options
Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a)	GE Common Stock Fund - This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund’s estimated liquidity needs.

(b)
Vanguard Institutional Index Fund - This fund seeks to track the performance of the S&P 500 Index (the “Index”). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c)
State Street Institutional Income Fund - This fund managed by State Street Global Advisors ("SSGA") seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d)
State Street Institutional International Equity Fund - This fund managed by SSGA seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e)
State Street Institutional U.S. Equity Fund - This fund managed by SSGA seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(f)
State Street Institutional Strategic Investment Fund - This fund managed by SSGA seeks to maximize total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash. This fund was liquidated and eliminated as an investment option effective November 20, 2017.

(g)	American Funds Growth Fund of America - This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h)
Vanguard Target Retirement Funds - The Vanguard Target Retirement Funds are a series of registered investment companies (“mutual funds”) that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a “fund of funds”. The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2015 Fund

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement 2065 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds’ asset allocations will become more conservative over time as the target retirement date draws closer.

(i)
Galliard Capital Management Stable Value Fund - This stable value fund’s primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities. This fund was an investment option through June 26, 2017.

(j)
Wells Fargo Stable Value Fund - This stable value fund’s primary objective is to preserve principal and provide the potential to achieve returns higher than other conservative investments. This fund invests primarily in instruments issued by highly rated financial institutions, such as guaranteed investment contracts, bank investment contracts, and security-backed investment contracts. This fund became an investment option on June 26, 2017.

(k)
Stephens Mid Cap Growth Fund - This fund seeks long-term growth of capital. The fund invests at least 80% of its net assets primarily in common stock of U.S. companies with medium market capitalizations.

(l)
Vanguard Total Bond Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in a wide spectrum of public, investment-grade, taxable fixed income securities in the United States. At least 80% of the fund’s assets will be invested in bonds held by the benchmark index.

(m)	Vanguard Extended Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks.

(n)
Vanguard Total International Stock Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in stocks issued by companies located in developed and emerging markets, excluding the United States. The benchmark index includes approximately 5,500 stocks located in 46 countries.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies (“mutual funds”) are made available to participants.
Prior to 2016, participants could elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, prior to 2016, hourly participants could elect to make after-tax contributions in an amount equal to 3% of their compensation.  All participant contributions to the Plan ceased at the end of 2015. Participants may also contribute amounts as “rollover” provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Employer Contributions
Prior to 2016, the Plan generally provided for employer matching contributions in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis. These employer matching contributions ceased at the end of 2015. In 2017, transition employer contributions, as defined in the Plan, were made to certain eligible hourly employees. No additional transition employer contributions to hourly employees are contemplated.
Prior to 2017, the Company, in its sole discretion, could make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must have been (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment due to disability during the plan year in order to share in the contribution. The Company was not required to make any profit sharing contributions for any plan year. No profit sharing contribution was made on account of the 2017 and 2018 plan years, and no future profit sharing contributions to salaried employees are contemplated.
Vesting
Participants are immediately fully vested in their contributions and related investment results. Effective April 27, 2017, the Plan was amended to reflect full vesting in which all Company contributions became fully (100%) vested. Prior to April 27, 2017, participants were 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions, employer transition contributions, and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code ("IRC") and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.
The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant’s account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.
Payment of Benefits
Participants’ withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax contributions (hourly employees only). In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.
On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installment payments, an annuity (only applicable to old money purchase money) or a direct rollover.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee’s fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisors are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2)    Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investments
Plan investments are reported at fair value. See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments. Earnings from the stable value fund are reinvested in the fund and reflected in dividends and interest.

(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies and interest-bearing cash.
See note 4 for additional information.

(d)	Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)	Payment of Benefits
Benefit payments are recorded when paid to participants.

(f)	Expenses
Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan’s forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan’s loan expenses, which are paid by the Plan’s Trustee out of the respective participant’s investment fund’s assets.

(g)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)	Investments
A summary of the fair value of the Plan’s investments at December 31, 2018 and 2017 follows.

	2018	2017

Common stock	$3,160,177	$7,162,946
Registered investment companies	62,543,786	68,892,264
Interest-bearing cash	125,689	268,287
Stable value fund	11,862,730	12,579,202
Total investments	$77,692,382	$88,902,699

The Plan holds investments in a stable value fund, which consists primarily of guaranteed investment contracts, bank investment contracts and security-backed investment contracts. These contracts are investment contracts issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The stable value fund may also invest in collective trust funds with investment objectives that are consistent with its’ investment strategy. In addition, the stable value fund may hold a position in a daily short-term investment fund.

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

All investment contracts held by the stable value fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.
Investment contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and adjustment to contract value.  The investment contracts cannot credit an interest rate that is less than zero percent.  Typically, these rates are reset quarterly, but may be reset more or less frequently.
The net value of the stable value fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset of the stable value fund.  Units of the fund are issued and redeemed at the current net asset value.

(4)	Fair Value Measurements
The Plan’s investments measured at fair value on a recurring basis at December 31, 2018 follow.

	Level 1	Level 2	Level 3	Total

Common stock	$3,160,177	$—	$—	$3,160,177
Registered investment companies	62,543,786	—	—	62,543,786
Interest-bearing cash	125,689	—	—	125,689
	$65,829,652	$—	$—	65,829,652
Stable value fund (a)				11,862,730
Total investments				$77,692,382

The Plan’s investments measured at fair value on a recurring basis at December 31, 2017 follow.

	Level 1	Level 2	Level 3	Total

Common stock	$7,162,946	$—	$—	$7,162,946
Registered investment companies	68,892,264	—	—	68,892,264
Interest-bearing cash	268,287	—	—	268,287
	$76,323,497	$—	$—	76,323,497
Stable value fund (a)				12,579,202
Total investments				$88,902,699

(a)
The stable value fund is measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and is not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2018 or 2017.
As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.
The following table summarizes the investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

			Redemption	Redemption
	2018	2017	Frequency	Notice period

Stable value fund	$11,862,730	$12,579,202	Daily	12 months

(5)    Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies and a stable value fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which primarily invests in a single security.
(6)     Related Party Transactions (Parties in Interest)
Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and stable value fund operating expenses reduce the respective fund’s assets and are reflected in the fund’s share/unit price and dividends.
In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest as defined by ERISA.

(7)    Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 7, 2017, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Company’s matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2018 and 2017, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.
(8)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 26, 2019, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

ELANO PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(9)    Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017

Total investments per financial statements	$77,692,382	$88,902,699

Total notes receivable per financial statements	650,213	709,230
Deemed distributions	(2,177)	(3,327)
Total notes receivable per Form 5500	648,036	705,903

Total investments per Form 5500	$78,340,418	$89,608,602

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017

Total deductions from net assets per financial statements	$4,490,669	$8,210,302
Changes in deemed distributions	(1,150)	—
Total expenses per Form 5500	$4,489,519	$8,210,302

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2018	2017

Net assets available for plan benefits per financial statements	$78,349,896	$89,669,916
Deemed distributions	(2,177)	(3,327)
Net assets available for plan benefits per Form 5500	$78,347,719	$89,666,589

Total net decrease the financial statements	$(11,320,020)	$(3,249,572)
Changes in deemed distributions	1,150	—
Total net loss per Form 5500	$(11,318,870)	$(3,249,572)

ELANO PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**

*	GE Common Stock	Common stock, 434,090 shares	$3,160,177
	Vanguard Institutional Index Fund	Registered investment company, 14,924 shares	3,395,958
	State Street Institutional Income Fund	Registered investment company, 263,494 shares	2,395,158
	State Street Institutional International Equity Fund	Registered investment company, 265,375 shares	2,998,737
	State Street Institutional U.S. Equity Fund	Registered investment company, 1,214,978 shares	12,429,225
	American Funds Growth Fund of America	Registered investment company, 105,172 shares	4,496,118
	Vanguard Target Retirement Income Fund	Registered investment company, 72,537 shares	924,851
	Vanguard Target Retirement 2015 Fund	Registered investment company, 83,455 shares	1,156,689
	Vanguard Target Retirement 2020 Fund	Registered investment company, 249,206 shares	7,134,756
	Vanguard Target Retirement 2025 Fund	Registered investment company, 473,616 shares	8,056,212
	Vanguard Target Retirement 2030 Fund	Registered investment company, 182,878 shares	5,636,307
	Vanguard Target Retirement 2035 Fund	Registered investment company, 171,907 shares	3,235,290
	Vanguard Target Retirement 2040 Fund	Registered investment company, 57,886 shares	1,870,288
	Vanguard Target Retirement 2045 Fund	Registered investment company, 83,253 shares	1,682,536
	Vanguard Target Retirement 2050 Fund	Registered investment company, 32,387 shares	1,053,213
	Vanguard Target Retirement 2055 Fund	Registered investment company, 6,871 shares	242,547
	Vanguard Target Retirement 2060 Fund	Registered investment company, 6,111 shares	190,472
	Stephens Mid Cap Growth Fund	Registered investment company, 194,207 shares	4,123,025
	Vanguard Total Bond Market Index Admiral Fund	Registered investment company, 39,873 shares	416,677
	Vanguard Extended Market Index Admiral Fund	Registered investment company, 15,772 shares	400,140
	Vanguard Total International Stock Index Admiral Fund	Registered investment company, 9,321 shares	705,587
*	Mid-Atlantic Capital Group	Interest-bearing cash	125,689
	Wells Fargo Stable Value Fund	Stable value fund, 221,744 shares	11,862,730
	Total investments		77,692,382

	Notes receivable from participants (105 loans with interest rates from 4.25% to 6.25% from 1 month to 9 years)
*			648,036
	Total Assets (Held at End of Year)		$78,340,418

*	Party in interest as defined by ERISA.
**	Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

ELANO PROFIT SHARING PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2018

Totals that Constitute Nonexempt Prohibited Transactions

Participant Loan Repayments Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$608	$—	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing

June 26, 2019	/s/ Lynn A. Kohrs
Date	Lynn A. Kohrs Sr. Benefits Staff Manager GE Aviation

Exhibit Number	Description of the Exhibit

Exhibit 23	Consent of Independent Registered Public Accounting Firm